Mail Stop 7010

December 29, 2005

via U.S. mail and facsimile

Brian Lawson
Vice President and Chief Financial Officer
Brascan Corporation
BCE Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada  M5J 2T3

	Re:	Brascan Corporation
		Form 40-F for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 33-97038

Dear Mr. Lawson:

      We have reviewed your response letter dated December 1, 2005 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. The Division of Investment Management is in the process of reviewing your response to comment 2 in our letter dated October 31,
2005 regarding whether you are an investment company as defined in the Investment Company Act of 1940, as amended. Once the review is complete, we will send you any additional comments.

23.  Difference from United States Generally Accepted Accounting
Principles, page 80 of 2004 Annual Report

(a)  Income Statement Differences, page 80 of 2004 Annual Report

2. We note your response to comment 4 in our letter dated October
31,
2005. Specifically, you state that you intend to revise your disclosure to clarify that basic and diluted EPS figures are equally applicable to Class A and
Class B shares. However, you do not tell us how you intend to clearly communicate this information to investors. We believe including the two tables and the last paragraph included in your response letter dated December 1, 2005 to this comment will provide sufficient information regarding your calculation of basic and diluted earnings per share in accordance with paragraph 61.d. of SFAS
128. As such, please confirm to us that you will include this information in the footnotes to your audited financial statements in future filings.

3. We note your response to comment 5 in our letter dated October
31,
2005. Based on your position that it is your stated policy to exercise your option to redeem for cash as opposed to allowing conversion as requested by the holder, please revise your disclosure for your calculation of earnings per share under US GAAP to state that the potential conversion of your Series 10-12 Class A preferred shares have not been included in the calculation of earnings per share under US GAAP, as your policy is to exercise your option to redeem these securities for cash upon request for conversion by the holder. Please provide us with the disclosure you intend to include in future filings.

 (c)  Balance Sheet Differences, page 83 of 2004 Annual Report

4. We note your response to comment 9 in our letter dated October
31,
2005.  It remains unclear how you arrived at your conclusions to not
bifurcate the embedded instruments in your Series 10-12 and Series
7
Class A preferred shares and to classify as permanent equity your Series 10-12 Class A preferred shares.

For your Series 10-12 Class A preferred shares, it is unclear to us
how you arrived at your conclusion for paragraph 12.a. of SFAS
133.
Specifically, based on the description of these shares on pages B-
12
- B-17 of the 2005 Annual Information Form, it does not appear that these shares participate in dividends with your Class A Limited Voting Shares but rather have fixed cumulative preferential cash dividends with an optional redemption feature, which you have stated it is your policy to use in the case a shareholder were to exercise its option to convert the shares into Class A Limited Voting Shares.
Furthermore, the terms of your Series 10-12 Class A preferred shares do not perfectly fit the scenario in paragraph 61.l. of SFAS 133 for securities that are more akin to equity instruments.

For both your Series 10-12 and Series 7 Class A preferred shares, it is unclear how you arrived at your conclusion that you meet the scope exception under paragraph 11.a. of SFAS 133. Specifically, your analysis appears to only address the classification of the embedded instrument. Both criteria listed in paragraph 11.a. of SFAS 133 are required to be met to qualify for the scope exception. Furthermore, your analysis of the classification of the embedded instrument as an equity instrument appears to only focus on the option of the holder in terms of the conversion option. Your analysis should include the holder`s option and your options.

As such, please provide us with a comprehensive analysis for your Series 10-12 and 7 Class A preferred shares, including the following:
* Your analysis as to whether the embedded instrument is
considered
indexed to your stock.
o Please refer to paragraph 11.a.(1) of SFAS 133 and EITF 01-6 for guidance.
o Please ensure your analysis includes all redemption and
conversion
features of the shares by both you and the holder.
* Your analysis of the classification of the embedded instrument.
o Please refer to paragraph 11.a.(2) of SFAS 133 and EITF 00-19 for
guidance.  Please ensure your analysis of paragraph 8 of EITF 00-
19
fully addresses all redemption and conversion options of the shares.
Specifically, your previous analysis does not appear to address your ability to redeem the shares at C$25 per share and all unpaid dividends from time to time with notice provided to the holder. Your analysis should fully explain why you believe you fall into the situation selected.
o If you determine that the embedded instrument is in the situation for "contracts that give the company a choice of net-cash settlement or settlement in its own shares," then you also need to address paragraphs 12-32 of ETIF 00-19. Please then provide us with your analysis of these paragraphs.
o Please note that a distribution of your Class A Limited Voting Shares pursuant to a document filed with a securities regulatory agency or stock exchange is not within your control but rather the control of the securities regulatory agency or stock exchange that determines the effectiveness of such document prior to distribution of such shares.
* If you determine that you do not meet the scope exception of paragraph 11.a. of SFAS 133, please provide us with your detailed analysis of paragraph 12 of SFAS 133 to determine if you need to bifurcate the embedded instrument.
o For your analysis of paragraph 12.a. of SFAS 133, please refer to paragraph 61.l. of SFAS 133 for guidance. If the terms of the shares do not fit perfectly to the scenario included in paragraph 61.l. of
SFAS 133, you need to provide us with a detailed explanation as to how you arrived at your conclusion for this criterion.
o For paragraph 12.b. of SFAS 133, since preferred stock instruments are not carried at fair value, this criterion will be met.
o For paragraph 12.c. of SFAS 133, you need to analyze if the embedded instrument would meet the definition of a derivative in paragraphs 6 - 9 of SFAS 133 as a stand alone instrument. Typically, this criterion is met, as conversion options typically meet the net settlement criteria because the option is settled by delivering shares of the company, which can be readily converted into cash. As such, please provide us with a detailed analysis of this criterion, in light of the fact that you state in your response letter that you fail to meet the criterion in this paragraph.

Finally, please provide us with a detailed analysis of how you determined your Series 10-12 Class A preferred shares are should not be classified outside of permanent equity under EITF D-98, as revised on September 15, 2005. In addition, please provide us with additional information regarding your adoption of the amendment to CICA handbook section 3861. Specifically, please tell us:
* The preferred shares that have been reclassified from permanent equity to liabilities, which includes the reclassification of the associated dividends to interest expense.
* How you determined that these shares are required to be reclassified from permanent equity to liabilities along with the associated dividends to interest expense. Please cite the specific terms of the shares and the corresponding sections of the literature that require the restatement.
* How you determined such terms of the shares do not also meet the requirements to be classified outside of permanent equity in accordance with SFAS 150, ASR 268 and/or EITF D-98.

If after further analysis you determine that the embedded instrument in your Series 7 and/or Series 10-12 Class A preferred shares requires bifurcation under SFAS 133 and/or you determine that your Series 10-12 Class A preferred shares should be classified as liabilities, please provide us with your revised accounting for these shares and/or embedded instrument. If you do not believe the revision for these shares and/or embedded instruments are material to your consolidated financial statements, please provide us with your detailed SAB 99 analysis of the quantitative and qualitative factors.

(d)  Cash Flow Statement Differences, page 85 of 2004 Annual
Report

5. We note your response to comment 10 in our letter dated October 31, 2005. We note your statement that the impact of reclassifying trading securities in 2004 would have been to reclassify $5 million from operating activities to investing activities. Please confirm that the actual reclassification would have been from investing activities to operating activities, or tell us why the reclassification why a reclassification from operating activities to investing activities is appropriate. Please also tell us the amount of your investments classified as trading, available for sale, and held to maturity as of December 31, 2004 and September 30, 2005. Please also tell us the amount of your investments that are held for resale. Finally, please note that we are still evaluating your determination that your funds management business does not meet the definition of an investment company and may have further comment once that evaluation is complete.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Rufus Decker
Accounting Branch Chief


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Brian Lawson
Brascan Corporation
December 29, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE